June 30, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Robert Shapiro and Theresa Brillant

Re:         Chegg, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2022
        Filed February 21, 2023
        File No. 001-36180

Ladies and Gentlemen:

We are submitting this letter on behalf of Chegg, Inc. (the “Company”) in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on June 16, 2023     that relates to the Company’s Form 10-K for the year ended December 31, 2022, filed with the Commission on February 21, 2023 (the “Form 10-K”) (File No. 001-36180). The numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s comment is presented in bold italics.

Form 10-K for Year Ended December 31, 2022

Notes to Consolidated Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Years Ended December 31, 2022, 2021 and 2020
Net Revenues, page 42

1.Please quantify the extent to which material changes in net revenues and income from operations are attributable to changes in prices or to changes in the volume or amount of services being sold or to the introduction of new products or services. Additionally, when there are multiple factors contributing to changes from period-to-period, please quantify factors to which the changes are attributed. Refer to Item 303(b) of Regulation S-K.

Response:

The Company acknowledges the Staff's comment. The Company respectfully advises the Staff that their primary product line is Subscription Services, where material changes in net revenues and income from operations are attributable to changes in volume or, when applicable, the introduction of new products or services including through acquisition. In prior filings, the Company has qualitatively disclosed these material changes. In future filings, beginning with the Company’s Form 10-Q for the quarterly period ended June 30, 2023, the Company will enhance disclosures as appropriate to include the quantitative measures, as described in Item 303(b) of Regulation S-K, to the extent they represent material changes in net revenues and income from operations.

* * *

U.S. Securities and Exchange Commission
June 30, 2023

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7130.

Sincerely,
/S/ DAVID A. BELL
David A. Bell

cc:
Andrew Brown, Chief Financial Officer
David Longo, Vice President, Chief Accounting Officer, Corporate Controller, and Assistant Treasurer
Woodie Dixon, Jr., General Counsel and Corporate Secretary
Chegg, Inc.

Katherine Duncan
Fenwick & West LLP